Filed Pursuant To Rule 433

Registration No. 333-209926

September 22, 2016

SPONSORED SECTION

INVESTMENT
INSIGHTS

Regaining its Glitter

The role gold can play in institutional portfolios



George Milling-Stanley
Head of Gold Investment Strategy
State Street Global Advisors

George Milling-Stanley, head of gold investment strategy at State Street Global Advisors and one of the proponents of SPDR Gold Shares (GLD®), the largest physically-backed gold exchange-traded fund, reflects on the drivers of that precious metal's market and reveals why he finds gold "endlessly fascinating," even after being in the business since 1972.

P&I: How do macroeconomic factors such as supply and demand, market volatility, interest rates and political uncertainty drive the price of gold?

George Milling-Stanley: The gold price is a complex mechanism, and many different things can have an influence on it. The most important influence is the balance between supply and demand. Then the foreign exchange markets, especially the dollar, as well as competing investments, specifically the U.S. equity market, can also be important, as can investors' perceptions of risk, both macroeconomic and geopolitical.

P&I: What are some of the current influences on supply and demand?

Milling-Stanley: China and India show very good jewelry consumption because their economies are doing well. China may not be growing at 11.5% anymore, but it's still China, it is growing a lot faster than we are in this country, or in Japan or Europe. India has started to pick up again, too, as we approach the end of the monsoon season and get closer to the festival season, followed by the wedding season. People are starting to buy in anticipation.

On the supply side, there are significant pressures. The average cost of being in the gold mining business in a sustainable manner is running somewhere in the $1,200 to $1,300 per ounce range, so it's not far below the price. We believe that mine production has probably plateaued over the last few years and is likely to move downward unless we get a significant increase in the gold price.

P&I: How do the dollar and the geopolitical environment influence the price of gold?

Milling-Stanley: Whenever the dollar strengthens, more often than not you will find gold prices going down, and whenever the dollar weakens, you tend to find gold going up.

However, the markets marked the dollar down to a four-month low on the announcement that the Fed rate hike in December would be only 25 basis points, and the dollar has basically been stable since then. So I think the dollar has been removed as a problem for gold in 2016, and that has been very, very beneficial for the price.

Add to that that there are still no signs of inflation, but if we start to see rising inflation, that would be just another reason for investors to turn to gold. Gold has a thousands-of-years-long track record as a protection against inflation.

With regard to political uncertainty, we still have the uncertainties around the outcome of the Brexit vote. We still have the major problem of ISIS, and broader problems in the Middle East, and we have

ASSET CLASS RETURNS AND CORRELATIONS

	RETURNS			CORRELATION TO GOLD				
	Q2 (%)	Trailing 3-Mo. (%)	Trailing 12-Mo. (%)	Q2 Correlation	Correlation in Q1	Q2	Trailing 6-Mo.	Trailing 12-Mo.
USD	1.65	-2.52	0.69	Weak	Moderate Negative	-0.01	-0.26	-0.32
10-Yr Treasuries	2.79	7.58	9.27	Moderate Positive	Weak Positive	0.45	0.32	0.30
Commodities	15.65	20.02	-15.13	Weak	Weak	-0.06	-0.07	0.00
Equities	0.26	-0.02	-5.72	Moderate Negative	Weak Negative	-0.37	-0.31	-0.19
Gold	6.77	24.60	12.79	—	—	—	—	—

Source: Bloomberg, SSGA.

Past performance is not a guarantee of future results.

Indices representing the above asset classes are as follows: Gold = LBMA Afternoon Gold Price as tracked by ICE Benchmark Administration Ltd., USD = The U.S. Dollar Index, 10-Year Treasuries = The ICE U.S. Treasury 7-10 Year Bond Index, Commodities = S&P Goldman Sachs Commodity Index, Equities = MSCI ACWI Index.

Investment Insights is published by the P&I Content Solutions Group, a division of *Pensions & Investments*. The content was not produced by the editors of *Pensions & Investments* and *www.pionline.com* and does not represent the views of the publication or its parent company, Crain Communications Inc.

P&I CONTENT SOLUTIONS GROUP

SPONSORED SECTION an increasingly acrimonious political situation in this country surrounding the election and a gridlocked Congress. Gold tends to do well amid political and macroeconomic uncertainties. P&I: How long should investors expect these trends to impact the price of gold? Milling-Stanley: I am optimistic on the gold price. We?ve had a good run already this year, with a 30% gain from the low of $1,050 [per ounce] that we reached in December. But I think there?s still the potential for maybe another $50 or even $100 ? I think that would be sustainable given the environment. Investors can be reasonably confident that the trends that we?ve talked about are likely to remain in place and are likely to continue to impact the price of gold for the foreseeable future ? at least a year, maybe two years, maybe longer than that. NEWS P&I: Where is gold in terms of the market cycle? Milling-Stanley: A bear market started in 2011 and BLOOMBERG ran until December of last year, and took us from $1,850 down to $1,050. I think that period has now ended and we are in a new bull market. record as a protection against adverse currency that can deliver decent returns as well as income. movements. How can gold play a role when these are the main I think gold will eventually reach $2,000, I just don?t objectives? know when that is likely to happen. But I think that I feel comfortable with 5% as a strategic allocation we could move up relatively moderately each year in my portfolio, but some research shows that in Milling-Stanley: First of all, gold has proven it can for the foreseeable future. periods of extreme market turbulence, it can be provide yield. It is also possible to use options ?nancially bene?cial to double that allocation. strategies to generate income on gold, for example P&I: Why is gold viewed as a safe haven during by using covered calls in the options market for GLD, times of uncertainty? P&I: Should gold be considered one component in a broader commodities or alternatives strategy? or for large holders of GLD, using the securities lending market to lend for short sales. Milling-Stanley: There is a lot of misunderstanding Or should it be considered a strategy by itself? about that phrase ?safe haven.? Some people think But in a world of negative real interest rates, the that a safe haven means that when other assets go Milling-Stanley: The correlation between gold and search for yield is very much a difficulty. The whole down in value, the safe haven is going to soar. I think commodities is not strong mathematically. There issue is keeping an awful lot of institutional portfolio of a safe haven as something more like an insurance have been times when gold and the commodity managers up at night, and sometimes me as well. policy for the whole portfolio. When other things in complex move together for quite a sustained the portfolio go down, gold holds its value. That?s period of time, but it doesn?t meet my rigorous test the real importance of a safe haven asset. P&I: What?s the best way for an investor to carve for a correlation unless it happens over decades. out an allocation to gold and invest in it? If an investment institution has an allocation to P&I: How should institutional investors think about commodities, it?s going to make sense for that Milling-Stanley: I?ve often said there is no bad way gold? institution to have a separate allocation to gold. to gain exposure to movements in the gold price, Milling-Stanley: A safe haven investment should As far as liquid alternatives are concerned, there but most investors have voted overwhelmingly that not be a short-term investment. Gold should be are an awful lot out there that are not as liquid as the gold ETF is the easiest way to do it. thought of as a long-term safe haven investment. I the gold market. I think gold merits an allocation believe a small strategic allocation to it will improve by itself. I don?t know whether I would consider it It is a very simple, very transparent, very secure way the risk-adjusted returns of any properly balanced a strategy by itself. I would consider it a strategic of investing in gold. I?m not going to knock any of the portfolio. Gold offers a tremendous amount of allocation in and of itself. other ways. There are some people who want the diversification, it reduces the overall volatility of the pleasure of being able to handle their investment. portfolio, it offers a proven element of protection P&I: In today?s environment, most asset owners But for most institutional investors, ETFs are the way against unexpected events, and it has a proven track are struggling to ?nd investments across portfolios to go. v KEY CONTACT SPDR ETFs: fund_inquiry@ssga.com Read, print, email and tweet this Q&A to a colleague at www.pionline.com/InvestmentInsights_SSGA Investment Insights is published by the P&I Content Solutions Group, a division of Pensions & Investments. The content was not produced by the editors of Pensions & Investments and www.pionline.com and does not represent the views of the publication or its parent company, Crain Communications Inc.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.